SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of October/November, 2008

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.  Safe Harbour Statement
2.  Holding(s) in Company
3.  Treasury Stock
4.  Treasury Stock
5.  Total Voting Rights
6.  Interim Management Statement
7. Holding(s) in Company
8.  Director/PDMR Shareholdings

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

TR-1:

notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Tomkins plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights	X
Other (please specify):
3. Full name of person(s) subject to the notification obligation :	Tradewinds Global Investors, LLC (Registered under the US Investment Advisors Act 1940)
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	30 September 2008
6. Date on which issuer notified:	02 October 2008
7. Threshold(s) that is/are crossed or reached:	Subsequent threshold filing Decrease of 1%.
8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB0008962655 US8900302089	1,449,500 16,103,764		991,000 13,963,443		991,000 55,853,772		0.11% 6.34%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A

Total (A+B)
Number of voting rights	% of voting rights
56,844,772 (this total represents total ADRs converted into Ordinary share equivalents in addition to Ordinary shares held 1 ADR=4 ORDs)	6.45%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	None
14. Contact name:	D P Burton, Company Secretary, Tomkins plc
15. Contact telephone number:	+44 (0)20 8871 4544

Exhibit 3

8 October
 2008

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 2
 October 2008, transfers were registered
involving
 its Treasury Shares account, resulting in
a reduction of 226,423 shares held in the account. T
he transfers
were
for nil consideration
between the Company and certain of its
 group employees
in relation to their
 share entitlements under the Company's annual bonus incentive plan. The Company was informed of the registra tion of the transfers on 8 October
 2008.

Following the transfer, the Company holds 3,
142,744
 shares in Treasury and has 88
1
,
009
,
028
 shares in issue (excluding Treasury shares).

D P
Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit 4

20 October 2008

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 10 October 2008 it transferred for nil consideration 2,639 of its own ordinary shares out of its Treasury account to certain group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the registration of the transfer on 20 October 2008.

Following the transfer, the Company holds 3,140,105 shares in Treasury and has 881,011,667 shares in issue (excluding Treasury shares).

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit 5

31 October 2008

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,151,772 Ordinary shares with voting rights. The Company holds 3,140,105 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 881,011,667.

The above figure (881,011,667) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit 6

Interim Management Statement
Tomkins, the global engineering and manufacturing group, sets out below its Interim Management Statement covering the period from 29 June 2008 to 5 November 2008.

James Nicol, Chief Executive Officer, commented:

"Our end markets have worsened considerably since our last update. We expect deteriorating global economic conditions to affect the remainder of the year, and we envisage that 2009 will present further challenges in most of our key end markets. Our managers continue to focus on initiatives to reduce the impact of declining end markets on our business. Our three-year performance improvement programme, Project Eagle, is on-track with opportunities to expand the programme currently under review. We continue to look for strategic opportunities in economies and regions with the best potential for growth."

Performance year to date

Industrial & Automotive ("I&A")
I&A performance in the period was negatively impacted by increasingly challenging end markets, mitigated to some extent by our performance improvement initiatives. Global automotive original equipment markets weakened, with North American markets declining further and Europe and
Asia
 starting to deteriorate rapidly. Industrial production, which had been strong throughout the first half of 2008, also began to weaken, not only in
North America
 but also across all of the regions in which we operate. Continued strong performance in the agricultural equipment markets along with good growth in sales achieved by the Gates Engineering and Services business, were more than offset by declines in other industrial sectors. The normally resilient automotive aftermarket experienced some impact from lower consumer spending in both Europe and
North America
. Our businesses in
South America
 returned a good performance, posting strong growth, especially in the industrial and agricultural sectors.

Building Products ("BP")
Air Systems Components ("ASC") performed well in the
US
 non-residential construction market with strong order books, supported by the recent acquisition of Trion Inc. The integration of Rolastar in
India
 is progressing well, and ASC has continued to build on its global strategy during the quarter by entering into a joint venture in the
Middle East
. ASC's residential construction businesses continue to be affected by the declining
US
 residential housing market. Cost reduction initiatives have helped to mitigate the impact of this downturn.

Other Building Products ("OBP") was affected further by declines in the
US
 residential housing, manufactured housing and recreational vehicle markets. Cost reduction activities to reposition the businesses continue.

Continued performance improvement
We continue to build on our cost reduction initiatives which started in Q3 2006. Our three-year performance improvement programme, Project Eagle, was announced in Q1 of this year and is on-track. So far this year, we have closed two plants in
North America
 (both within BP), reduced headcount by over 2,000, and have announced the closure of six others (all within I&A) to focus manufacturing in our most efficient facilities. Since Q3 2006, we have closed thirteen plants.
Across the Group, we continue to focus on minimising cost, with strict control on discretionary and overhead expenses, working capital and capital expenditure where appropriate. We will continue to pursue further restructuring initiatives focused on rationalising our manufacturing footprint.
Financial position (unaudited)
There has been no material change in the financial position of the Group during the period. As at 27 September 2008, the Group's net assets were $2,139.1 million (29 September 2007: $2,185.7 million,
29 December 2007: $2,254.8 million
) and the net debt was $650.2 million (29 September 2007: $669.1 million,
29 December 2007: $591.5 million
).

The Group's financing position is strong, with unsecured bonds totalling
 £400 million, of which £150 million matures in December 2011 and £250 million matures in September 2015. The Group also has a £400 million committed bank facility which matures in August 2010. The maximum amount drawn down under the facility so far this year was £107.9 million, with the Group remaining comfortably within its covenants.

Outlook for the remainder of 2008 and 2009
The Board expects conditions in a number of the Group's markets to remain challenging:

  In
  North America
  , the automotive original equipment market is expected to be weak over the remainder of 2008 and through 2009. Industrial markets in the
  US
   are also likely to be weak due to lower global demand and the adverse impact on exports of the recent strength of the US Dollar.
  US
   residential construction is expected to remain weak in the near future, with further declines expected into 2009. Non-residential construction markets are forecast to soften in 2009, due to general economic conditions and the availability of credit.
  The automotive aftermarket in both North America and
  Europe
   may be challenged in the near term as consumer spending is deferred as a result of tight credit conditions.
  I
  ndustrial and automotive original equipment markets in
  Europe
   have started to soften due to deteriorating economic conditions and declining consumer spending. This is expected to continue into 2009.
  The rate of growth in emerging markets in Eastern Europe and
  Asia
   is expected to slow further.
  South America
   is expected to show moderate growth in the near future, subject to the risk of further declines in commodity markets.
Our strong market positions and the resilience of our managers in cutting costs and improving efficiencies, coupled with our strong balance sheet will enable us to continue to mitigate the impact of these difficult end markets and generate cash while positioning the Group for an eventual recovery. The current economic and market conditions remain uncertain, making forecasting extremely difficult. However, at present our 2008 performance is expected to be around the lower end of current expectations.

Notes to editors
Tomkins is a global engineering and manufacturing group with market and technical leadership across two business groups: Industrial & Automotive and Building Products. Tomkins plc's ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form on the New York Stock Exchange under the symbol TKS.

Enquiries
Investors: Sarah Thompson Tomkins Corporate Communications Tel +44 (0) 20 8877 5163 ir@tomkins.co.uk	Media: Rollo Head / Robin Walker Finsbury Tel +44 (0) 20 7251 3801 rollo.head@finsbury.com

Cautionary statement regarding forward-looking statements
Forward-looking statements are identified by the words "expect", "believe", "intend", "anticipate", "estimate", "will", "may", "could", "should" and similar expressions. Under the safe harbour provisions of the
US
 Private Securities Litigation Reform Act of 1995, the Company cautions that any forward-looking statements made by the Company, including those made in this announcement in relation to the outlook for 2008 and 2009, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Risks and uncertainties that may affect the Group's operations include, but are not limited to, those described in the Company's Annual Report on Form 20-F and in other filings with the US Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Exhibit 7
TR-1:

notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Tomkins plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights	X
Other (please specify):
3. Full name of person(s) subject to the notification obligation :	Tradewinds Global Investors, LLC (Registered under the US Investment Advisors Act 1940)
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	11 November 2008
6. Date on which issuer notified:	12 November 2008
7. Threshold(s) that is/are crossed or reached:	Subsequent threshold filing Decrease of 1%.
8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB0008962655 US8900302089	991,000 13,963,443		1,385,000 11,666,038		1,385,000 46,664,152		0.15% 5.30%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A

Total (A+B)
Number of voting rights	% of voting rights
48,049,152 (this total represents total ADRs converted into Ordinary share equivalents in addition to Ordinary shares held 1 ADR=4 ORDs)	5.45%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	None
14. Contact name:	D P Burton, Company Secretary, Tomkins plc
15. Contact telephone number:	+44 (0)20 8871 4544

Exhibit 8
Notifications of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

(2 REPORTS)

REPORT 1

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer TOMKINS PLC	2.
State whether the notification relates to (i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
(i)

3.	Name of person discharging managerial responsibilities/director JOHN ZIMMERMAN	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person NOT APPLICABLE

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest BENEFICIAL INTEREST - JOHN ZIMMERMAN	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 9 US CENTS EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them JOHN ZIMMERMAN	8.
State the nature of the transaction
ACQUISITION OF SHARES REPRESENTS THE TAKE-UP OF ENTITLEMENTS UNDER THE TOMKINS DIVIDEND REINVESTMENT PLAN IN RELATION TO THE INTERIM DIVIDEND OF 11.02 US CENTS PER ORDINARY SHARE FOR THE SIX MONTHS ENDED 28 JUNE 2008.

9.	Number of shares, debentures or financial instruments relating to shares acquired 11,574 ORDINARY SHARES	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.00131%

11.	Number of shares, debentures or financial instruments relating to shares disposed NOT APPLICABLE	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NOT APPLICABLE

13.	Price per share or value of transaction 109.02 PENCE PER SHARE	14.	Date and place of transaction 13 NOVEMBER 2008, LONDON, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	303,122 ORDINARY SHARES 0.03441%		17 NOVEMBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries
	NONE		DENISE BURTON COMPANY SECRETARY +44 (0)20 8871 4544

Name of authorised official of issuer responsible for making notification DENISE BURTON - COMPANY SECRETARY - TOMKINS PLC Date of notification: 18 NOVEMBER 2008

Notes:
    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notifications of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

REPORT 2

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer TOMKINS PLC	2.
State whether the notification relates to (i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
(i)

3.	Name of person discharging managerial responsibilities/director MILDRED P. WORYK	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person NOT APPLICABLE

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest BENEFICIAL INTEREST - MILDRED P. WORYK	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 9 US CENTS EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MILDRED P. WORYK	8.
State the nature of the transaction
ACQUISITION OF SHARES REPRESENTS THE TAKE-UP OF ENTITLEMENTS UNDER THE TOMKINS DIVIDEND REINVESTMENT PLAN IN RELATION TO THE INTERIM DIVIDEND OF 11.02 US CENTS PER ORDINARY SHARE FOR THE SIX MONTHS ENDED 28 JUNE 2008.

9.	Number of shares, debentures or financial instruments relating to shares acquired 879 ORDINARY SHARES	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.00010%

11.	Number of shares, debentures or financial instruments relating to shares disposed NOT APPLICABLE	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NOT APPLICABLE

13.	Price per share or value of transaction 109.02 PENCE PER SHARE	14.	Date and place of transaction 13 NOVEMBER 2008, LONDON, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	40,151 ORDINARY SHARES 0.00456%		17 NOVEMBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries
	NONE		DENISE BURTON COMPANY SECRETARY +44 (0)20 8871 4544

Name of authorised official of issuer responsible for making notification DENISE BURTON - COMPANY SECRETARY - TOMKINS PLC Date of notification: 18 NOVEMBER 2008

Notes:
    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date: 01 December 2008

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary